

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 14, 2007

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-2562

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2-14-2007

Re: Safeway Inc.
Incoming letter dated January 11, 2007

Dear Ms. Wilkinson:

This is in response to your letter dated January 11, 2007 concerning the shareholder proposal submitted to Safeway by Nick Rossi. We also have received a letter on the proponent's behalf dated February 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

505 Montgomery Street, Suite 2000
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM&WATKINS LLP

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January 11, 2007

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2007 Annual Meeting: Omission of Shareholder Proposal by Nick Rossi Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). Mr. Nick Rossi, naming Mr. John Chevedden as his designated representative (together, the "Proponent"), submitted the proposal and its supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) a copy of the Proponent's faxed letter submitting the Proposal (attached as Exhibit A) and (c) copies of correspondence between Safeway and the Proponent in chronological order (attached as Exhibit B). By a copy of this submission, we notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2007 Proxy Materials with the Commission.

The Proposal.

On October 19, 2006, Safeway received a faxed letter from the Proponent that contains the following proposal:

> "RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory

management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement." [1]

The supporting statement also provides in part:

"The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders."

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2007 Proxy Materials.

Reasons That the Proposal May be Omitted from Safeway's 2007 Proxy Materials

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9(a) provides that, "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal is materially false and misleading in light of the changes to the executive compensation disclosure requirements that were adopted by the Commission on July 26, 2006, several months before the Proposal was submitted to Safeway. *See* Adopting Release, *Executive Compensation and Related Person Disclosure*, Exchange Act Release No. 8732A (August 29, 2006). The Proposal seeks to give shareholders "the opportunity to vote on an advisory management resolution" to "approve the Compensation Committee report." The stated purposes of the Proposal include giving shareholders "influence over pay practices," allowing shareholders to "express their view about senior executive compensation practices" and to "help reduce excessive pay." *See* the Proposal attached as Exhibit A to this letter. Pursuant to the

[1] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A for an exact copy.

amended executive compensation disclosure rules, Safeway's Compensation Committee Report (the "Report") is not required to include a discussion of the Compensation Committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K). Instead, pursuant to new Item 407(e)(5) of Regulation S-K, the Report is required to state whether: (a) the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K (the "CD&A) and (b) based on such review and discussion, whether the Compensation Committee has recommended to the board of directors of Safeway that the CD&A be included in Safeway's annual report on Form 10-K and, as applicable, Safeway's proxy or information statement. The Report will discuss the review and recommendations of the Compensation Committee regarding the CD&A disclosure rather than Safeway's compensation objectives and policies for named executive officers. Therefore, the Proposal's stated intent to "allow stockholders to express their view about senior executive compensation practices" is materially misleading because stockholders would be voting to "approve" the procedure of the Compensation Committee's review, discussion and recommendation with respect to the CD&A, and would not be voting to "approve" Safeway's executive compensation practices.

The Staff recently addressed a nearly identical proposal in *Sara Lee Corp.* (available September 11, 2006). The proposal in *Sara Lee* requested the company to adopt a policy that the company's shareholders "be given the opportunity . . . to vote on an advisory resolution . . . to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

Like the proposal in *Sara Lee*, the Proposal requests that Safeway submit for a shareholder vote an advisory resolution to approve the Report in Safeway's proxy statement. Moreover, as with the *Sara Lee* proposal, the Proposal is materially misleading because, following the Commission's adoption of the new executive compensation disclosure rules, the Report will not contain the information that the Proposal indicates shareholders will be voting on, namely, Safeway's executive compensation policies. *See* Adopting Release, *Executive Compensation and Related Person Disclosure*, Exchange Act Release No. 8732A (August 29, 2006).

In determining whether to cast a vote "for" or "against" the Proposal, Safeway shareholders likely would believe, based on the representations in the Proposal, that the Proposal is seeking the adoption of a board policy that would, if implemented, allow shareholders an advisory vote on Safeway's executive compensation policies. If the Proposal is implemented, however, shareholders would not be expressing their views on Safeway's executive compensation policies, but instead on the limited content of the new Compensation Committee Report. As drafted, the Proposal does not enable shareholders to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted. Therefore, similar to *Sara Lee*, the Proposal's inclusion in the 2007 Proxy Materials would be materially misleading to Safeway's shareholders.

While in *Sara Lee* the Staff permitted the proponent to revise its proposal "to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis," the Staff noted that it was doing so "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals" to Sara Lee. However, the Staff has permitted companies to omit proposals when the proposal cited to a prior version of a statute, the amendments of which had already become effective at the time the proposal was submitted. *See State Street Corp.* (March 1, 2005) (exclusion of entire proposal permitted because the proponent's proposal and supporting statement cited outdated sections of state law which months earlier had been reorganized into new sections by the state legislature, and such incorrect references caused the proposal to be misleading). Similar to *State Street*, and unlike in *Sara Lee*, the Proposal was submitted well after the adoption and public release of the Commission's new rules regarding executive compensation disclosure. The Proponent submitted the Proposal on October 19, 2006, more than two months after the Commission adopted the new rules on July 26, 2006, and almost two months after the new rules were publicly released on August 29, 2006. The deadline for submitting proposals to Safeway for inclusion in the 2007 Proxy Materials was December 13, 2006, several months after the adoption and public release of the Commission's new rules. The Proposal is based on an outdated, incorrect section of the executive compensation disclosure rules, which were amended well before the Proposal was submitted and well before the deadline for submitting proposals to Safeway had passed, and therefore, the Proponent should not be given the opportunity to revise the Proposal.

Because the Proposal is materially false or misleading in violation of Rule 14a-9, Safeway believes it may properly exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(3).

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because a request for future proposals and shareholder votes is not a proper form for a shareholder proposal and is contrary to the requirements of Rule 14a-8.

The Proposal is not appropriate under Rule 14a-8 because it seeks to implement a policy that would provide for a matter to be submitted for a shareholder vote in each future year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. The form of the Proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) only after first seeking a shareholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future shareholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the

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Proponent is that a particular matter - an advisory statement expressing the shareholders' sentiment - be placed before shareholders for an annual vote at each subsequent annual meeting for an unspecified period of time. Rule 14a-8 prescribes the procedures that a shareholder is to follow before a shareholder proposal is placed before shareholders at a particular meeting. It is inconsistent with the structure and intent of Rule 14a-8 to allow a shareholder to propose that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings. Allowing shareholders to submit a subject for vote at an indefinite number of future annual meetings is inconsistent with Rule 14a-8(c), which instructs shareholders that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

If one looks at the proposed effect of the Proposal in subsequent years, it is clear that the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a shareholder to satisfy certain ownership requirements - a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting." Rule 14a-8(c) limits a proponent to submitting no more than one proposal for a particular shareholders' meeting. Rules 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of future years would allow proponents to circumvent these important procedural requirements. Instead, the rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Proposal would allow the Proponent to circumvent the requirements of Rule 14a-8 with respect to future proposals and shareholder votes sought by the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2007 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

LATHAM&WATKINS LLP

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,



Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Nick Rossi
Mr. John Chevedden
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

LATHAM&WATKINS LLP

EXHIBIT A

MI, WB, MCP, RLE

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Steven A. Burd
Chairman
Safeway Inc. (SWY)
5918 Stoneridge Mall Rd
Pleasanton CA 94588

Rule 14a-8 Proposal

Dear Mr. Burd,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Nick Rossi 10/2/06

cc: Robert Gordon
Corporate Secretary
PH: 925 467-3000
FX: 925 467-3321
FX: 925-467-3323
Willie C. Bogan
Senior Corporate Counsel
PH: (925) 467-3912
FX: (925) 467-3214

[Rule 14a-8 Proposal, October 19, 2006]
3 – Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice which could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

Accordingly, we ask our board to allow stockholders to express their view about senior executive compensation practices by establishing an annual referendum process. The results of such a vote would provide our management with useful information about whether stockholders view our management's compensation practices, as reported each year in the Compensation Committee Report, to be in shareholders' best interests.

It is also important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company "High Concern" in executive pay and added:
  - a) The amount of our CEO's "Other Annual Compensation" questions our board's ability to ensure that the executive compensation process is sufficiently performance-related.
  - b) Our CEO's total annual compensation exceeds the median for a company of this size by more than 20%.

- Mr. Hazen and Mr. MacDonnell had 16-years and 20-years director tenure each – Independence concern.
- Mr. Hazen with 16-years director tenure is also our Lead Director – Independence concern.
- Furthermore Mr. Hazen had additional power as the chairman of our Nomination Committee and served on our Compensation Committee.

- Two directors each owned zero stock, Mr. Gyani and Ms. Grove – Commitment concern.
- Cumulative voting was not allowed.
- Our directors can be elected with one yes-vote from our 400 million shares under plurality voting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT B

SAFEWAY

October 30, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

VIA OVERNIGHT DELIVERY

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter submitting a proposal for consideration at Safeway Inc.'s 2007 Annual Meeting of Stockholders. Mr. Rossi's letter indicates that Rule 14a-8 requirements are intended to be met, including ownership of the required stock value until after the date of the applicable stockholder meeting. Mr. Rossi's name does not appear in the company's records as a stockholder, and we have not received from either of you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
- your written statement that you intend to continue holding the shares through the date of the company's annual or special meeting.

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f) you must transmit your response to this notice of a procedural defect within fourteen calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,



Willie C. Bogan

cc: Mark Drury (Latham & Watkins)

Enclosure

G:\Willie Bogan\2007 Proxy\stockholder proposal.Rossi letter.doc copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

5558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
tel 707 524 1000
fax 707 524 1099

Morgan Stanley

November 6, 2006

To Whom It May Concern:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR
419 shares Delphi Corp, bough additional 581 shares on 3-16-2005, now owns 1 000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002

2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002

1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares

Post-it® Fax Note 7671	Date 11-8-06 # of pages ▶
To Lillie Bryan	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 925-467-3323 -3214	Fax #

Nick Rossi (122-020137-070) - Continued

580 shares Scottish Power PLC ADR, reorganization received .793 for 1, now owns 460 shares Scottish Power PLC
600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co.
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick journal into the same account the following:

200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
-Now owns 2,000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,438 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
-Now owns 1,548 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough. 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



David Lawrence
Financial Advisor

11/6/2006



Direct: (925) 469-7586
Facsimile: (925) 467-3214

January 8, 2007

SENT VIA EMAIL, MAIL AND FACSIMILE

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

We are requesting, for the reasons set forth below, that you voluntarily withdraw the following proposal from consideration at Safeway Inc.'s 2007 annual meeting of stockholders:

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Pursuant to Rules 14a-8(i)(3) and 14a-9 of the Securities Exchange Act of 1934, a stockholder proposal is excludable if it relates to matters that are false and misleading. It is our belief that your proposal is false and misleading in light of the changes to executive compensation disclosure requirements—including the content of the Compensation Committee Report—that were adopted by the Securities and Exchange Commission on August 29, 2006 (Release No. 33-8732A), a couple of months before your proposal was submitted to Safeway Inc.

In light of the foregoing, we are giving you the opportunity to voluntarily withdraw your proposal. Should you fail to withdraw your proposal, we reserve our right to seek no-action relief from the Staff of the Securities and Exchange Commission with respect to the proposal. In order to make a timely determination as to whether we will submit a no-action request to the Commission, we must receive your voluntary withdrawal no later than noon (PST) on Thursday, January 11, 2007.

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

By countersigning this letter and returning a copy via facsimile at (925) 467-3214 to the undersigned by noon on Thursday, January 11, 2007, Mr. Nick Rossi hereby voluntarily withdraws his proposal received October 19, 2006 from consideration at Safeway's 2007 annual meeting.

Very truly yours,



Laura A. Donald
Senior Corporate Counsel

Countersignature:

NICK ROSSI

__________________________ Date: ________________

cc: Mr. Robert Gordon
Ms. Kim Wilkinson

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 09, 2007 1:42 PM
To: Laura Donald
Cc: Willie C. Bogan; Myda Padilla
Subject: (SWY) Rule 14a-8 Proposal

Dear Ms. Donald,
Thank you for your January 8, 2007 letter. Please let me know if you would be interested in communicating on updating the text to accommodate the company comments.
Sincerely,
John Chevedden
cc: Nick Rossi

-----Original Message-----
From: Laura Donald [mailto:Laura.Donald@safeway.com]
Sent: Tuesday, January 09, 2007 3:41 PM
To: J
Cc: Wilkinson, Kim (SF)
Subject: RE: (SWY) Rule 14a-8 Proposal

Dear Mr. Chevedden:

Thank you for your email. At this time, Safeway is not interested in engaging in discussions with regard to updating the text of Mr. Rossi's proposal to accommodate the comments in my letter dated January 8, 2007.
Safeway looks forward to a response to that letter. A withdrawal of Mr. Rossi's proposal would reduce Safeway's costs and expenses related to the preparation of its 2007 proxy statement.

Very truly yours,

Laura Donald

Laura A. Donald
Senior Corporate Counsel
Safeway Inc. | Legal Division
5918 Stoneridge Mall Road | Pleasanton, CA 94588-3229 Ph. 925.469.7586 | Fx. 925.467.3214 laura.donald@safeway.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 09, 2007 1:42 PM
To: Laura Donald
Cc: Willie C. Bogan; Myda Padilla
Subject: (SWY) Rule 14a-8 Proposal

Dear Ms. Donald,
Thank you for your January 8, 2007 letter. Please let me know if you would be interested in communicating on updating the text to accommodate the company comments.
Sincerely,
John Chevedden
cc: Nick Rossi

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, February 07, 2007 10:22 PM
To: CFLETTERS
Cc: Laura Donald
Subject: Safeway Inc. (SWY) Shareholder Position on Company No-Action Request (Nick Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 7, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Safeway Inc. (SWY)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Shareholder Vote on Executive Pay Nick Rossi

Ladies and Gentlemen:

This is an initial response to the company January 11, 2007 no action request.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated:
³Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8(i)(3).²

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8(i)(3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter. the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006): ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this article, ³SEC puts bosses' pay in spotlight,² which includes a quote by SEC Chairman Christopher Cox:

³SEC puts bosses' pay in spotlight
³10 Jan 2007
³Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

³The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

³The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

³The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

³ ŒThe new disclosure requirements will be easier for companies to prepare and for investors to understand,¹ said SEC Chairman Christopher Cox.

³ ŒThe SEC, in a very short amount of time for a regulator, has pushed through very sweeping ay disclosures that, for the first time, will give investors a very clear picture of CEO pay,¹ added Amy Borrus, deputy director of the Council of Institutional Investors. ŒThe big picture is a

very big win for investors.[1]

[1] Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. Š[2]

The full text of the Sara Lee Staff Response Letter is:
September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8(i)(3). In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8(i)(3).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Ted Yu
Special Counsel

The company misunderstands this rule 14a-8 proposal at least for argumentative purposes. The proposal does not ask that in future years a rule 14a-8 proposal be placed on the ballot. This proposal asks that ³our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.² Under the company argumentative approach, a rule 14a-8 proposal to declassify the board could be interpreted to trigger an annual rule 14a-8 proposal to vote on the election of each director. Or a rule 14a-8 proposal for annual ratification of the auditors could be interpreted to trigger an annual rule 14a-8 proposal for ratification of the auditors.

For the above reasons it is respectfully requested that concurrence not be granted to the company. In the Sara Lee precedent, the proponent did not even ask for the opportunity ³to make revisions² in accordance with SLB 14B, yet the proponent was granted the opportunity.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Nick Rossi
Laura Donald <Laura.Donald@safeway.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 11, 2007

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Ted Yu
Special Counsel

END